UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 21)

                  Under the Securities Exchange Act of 1934

                            AVID TECHNOLOGY, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                   05367P100
                                   ---------
                                 (CUSIP Number)

                                 Jessica Li
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                              November 9, 2016
                                --------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 14


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 2 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   94-3205364
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        6,515,857**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,515,857**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING      6,515,857**
     PERSON

----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              16.0%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                        PN, IA

----------------------------------------------------------------------------
** See Item 5



                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 3 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON             RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    94-2967812
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        California

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        6,555,367**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   6,555,367**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       6,555,367**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              16.1%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            CO

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *





CUSIP NO. 05367P100              SCHEDULE 13D                Page 4 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    04-3809436
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.7%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D                Page 5 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    02-0742606
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.7%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D                Page 6 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            BCP III AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    47-4681679
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        3,528,619**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   3,528,619**
                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-

----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       3,528,619**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.7%**

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *

..



CUSIP NO. 05367P100              SCHEDULE 13D                Page 7 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                  BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    26-0588693
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                OO (Limited Liability Company)

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D               Page 8 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   26-0588732
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 05367P100              SCHEDULE 13D               Page 9 of 14

----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             BCP IV AIV A, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   47-4699519
----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
 3.  SEC USE ONLY

----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                            See Item 3

----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                        2,987,238**

   NUMBER OF       ---------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                             -0-
   BENEFICIALLY
   OWNED BY EACH   ---------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                   2,987,238**

                   ---------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                        -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING       2,987,238**
     PERSON
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [ ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4%

----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                            PN

----------------------------------------------------------------------------
** See Item 5


                                  * * * * *





CUSIP NO. 05367P100              SCHEDULE 13D               Page 10 of 14


Item 1.  Security and Issuer
-----------------------------
This Amendment No. 21 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 1, 2015 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership; Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); Blum Strategic Partners IV, L.P., a Delaware limited partnership; BCP IV AIV A, L.P., a Delaware limited partnership ("AIV IV"); and BCP III AIV A, L.P., a Delaware limited partnership ("AIV III"). This Amendment 21 is filed on behalf of Blum LP, RCBA Inc., Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, AIV IV and AIV III (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

This Amendment is being made to update the ownership percentage of the Reporting Persons due to a change in the number of shares outstanding of the Issuer.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as investment adviser for investment partnerships and providing investment advisory services. Blum LP is an investment adviser registered with the Securities and Exchange Commission and directly or indirectly serves as investment advisor to the other Reporting Persons, except RCBA Inc. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and              Business               Citizen-   Principal Occupation
Office Held           Address                 ship         or Employment
-------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.       USA      President & Chairman,
President,           Suite 400                         Blum LP
Chairman & Director  San Francisco, CA 94133

CUSIP NO. 05367P100              SCHEDULE 13D               Page 11 of 14



Name and              Business               Citizen-   Principal Occupation
Office Held           Address                 ship         or Employment
-------------------  ----------------------- ---------  --------------------

Murray McCabe        909 Montgomery St.        USA      Managing Partner,
Managing Partner     Suite 400                          Blum LP
                     San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Jessica Li           909 Montgomery St.        United   Partner,
Partner              Suite 400                 Kingdom  Blum LP
                     San Francisco, CA 94133

Karen Snater         909 Montgomery St.        USA      Chief Compliance
Chief Compliance     Suite 400                          Officer
Officer              San Francisco, CA 94133            Blum LP


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of AIV III, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of AIV IV, each of whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:



CUSIP NO. 05367P100              SCHEDULE 13D               Page 12 of 14

Name and              Business                Citizen-  Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA     President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Murray McCabe        909 Montgomery St.        USA      Managing Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on May 1, 2008.

Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 4 since the Schedule 13D Amendment filed on October 1, 2015.

Item 5.  Interest in Securities of the Issuer
----------------------------------------------

Item 5 is hereby amended and restated in its entirety with the following:

(a), (b) According to the Issuer's 10-Q filed with the Commission on November 9, 2016, there were 40,625,177 shares of Common Stock issued and outstanding as of November 4, 2016. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,987,238 shares of the Common Stock held directly by AIV IV, which represents 7.4% of the outstanding shares of Common Stock; (ii) 3,528,619 shares of the Common Stock held directly by AIV III, which represents 8.7% of the outstanding shares of Common Stock;
(iii) 2,987,238 shares of the Common Stock held by AIV IV over which each of Blum GP IV LP, as general partner of AIV IV, and Blum GP IV, as general partner of Blum GP IV LP, may be deemed to have voting and dispositive power, which represents 7.4% of the outstanding shares of Common Stock; (iv) 3,528,619 shares of the Common Stock held directly by AIV III over which each of Blum GP III LP, as general partner of AIV III, and Blum GP III, as general partner of Blum GP III LP, may be deemed to have voting and dispositive power, which represents 8.7% of the outstanding shares of Common Stock; (v) 6,515,857 held by AIV III and AIV IV over which Blum LP may be deemed to have voting and dispositive power in its capacity as an investment advisor, which represents 16.1% of the outstanding shares of Common Stock; and (vi) 6,555,367 shares of Common Stock,

CUSIP NO. 05367P100              SCHEDULE 13D               Page 13 of 14


consisting of 39,510 shares of Common Stock held directly by RCBA Inc.
and the 6,555,367 shares of Common Stock over which Blum LP may be deemed to have voting and dispositive power and over which RCBA Inc., as general partner of Blum LP, may also be deemed to have voting and dispositive power, which represents 16.1% of the outstanding shares of Common Stock. The information with respect to each Reporting Person set forth in Items 7 through 13 of the cover pages to this Amendment No. 21 is incorporated by reference herein.

The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 6,555,367 shares of the Common Stock, which is 16.1% of the outstanding Common Stock. The filing of this Schedule shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities beneficially owned by any other Reporting Person or that the shareholders, directors or executive officers, managing members or members of any of the Reporting Persons is the beneficial owner of any of the securities that are beneficially owned by any of the Reporting Persons.

(c) The Reporting Persons have not made any transactions in the Common Stock of the Issuer within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on February 27, 2012.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * *

CUSIP NO. 05367P100              SCHEDULE 13D               Page 14 of 14


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the Undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 2016

RICHARD C. BLUM & ASSOCIATES, INC.   BLUM CAPITAL PARTNERS, L.P.
                                     By: Richard C. Blum & Associates, Inc.
                                         its General Partner


By:  /s/ Jessica Li                  By: /s/ Jessica Li
     ---------------------------         --------------------------------
     Jessica Li                          Jessica Li
     Partner                             Partner


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner


By:  /s/ Jessica Li                     By: /s/ Jessica Li
     ----------------------------           --------------------------------
     Jessica Li                              Jessica Li
     Partner                                 Partner


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner



By:  /s/ Jessica Li                     By: /s/ Jessica Li
     -----------------------------         ---------------------------------
     Jessica Li                            Jessica Li
     Partner                               Partner


BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner


By: /s/ Jessica Li                      By:  /s/ Jessica Li
    --------------------------               --------------------------
    Jessica Li                               Jessica Li
    Partner                                  Partner



                                 * * * * * * *


CUSIP NO. 05367P100              SCHEDULE 13D                   Page 1 of 1

                                   Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 6, 2016

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner


By:  /s/ Jessica Li                     By:  /s/ Jessica Li
     -------------------------------         --------------------------------
     Jessica Li                              Jessica Li
     Partner                                 Partner


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner


By:  /s/ Jessica Li                     By:  /s/ Jessica Li
     -------------------------------         --------------------------------
     Jessica Li                              Jessica Li
     Partner                                 Partner


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                        By:  Blum Strategic GP IV, L.P.,
                                             its General Partner



By:  /s/ Jessica Li                     By:  /s/ Jessica Li
     -------------------------------         ---------------------------------
     Jessica Li                              Jessica Li
     Partner                                 Partner


BCP IV AIV A, L.P.	                    BCP III AIV A, L.P.
By: Blum Strategic GP IV, L.P.          By:  Blum Strategic GP III, L.P.
    Its General Partner                      its General Partner
By: Blum Strategic GP IV, L.L.C.        By:  Blum Strategic GP III, L.L.C.
    Its General Partner                      its General Partner


By: /s/ Jessica Li                      By:  /s/ Jessica Li
    --------------------------               --------------------------
    Jessica Li                               Jessica Li
    Partner                                  Partner

Active.20554291.3.doc

093331-3489-13489-Active.17927032.1		093331-3489-13489-Active.18099911.1
Active.20554291.3.doc